Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004



BEAU YANOSHIK
202.739.5676
byanoshik@morganlewis.com



VIA EDGAR

June 10, 2011

Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: The Advisors' Inner Circle Fund (File Nos. 03342484 and 81106400) (the "Registrant"); PostEffective Amendment No. 132 to the
            Registrant's Registration  Statement  on  Form  N1A  ("Amendment
            No.  132")
            --------------------------------------------------------------------

Dear  Mr.  Minore:

This letter responds to comments on Amendment No. 132, which you provided in a telephonic discussion with Abby Bertumen and me on Tuesday, March 22, 2011. Amendment No. 132 was filed with the Securities and Exchange Commission (the "Commission") on January 27, 2011 pursuant to Rule 485(a)(2) under the Securities Act of 1933 on Form N1A for the purpose of adding the Aviva Investors Emerging Markets Local Currency Bond Fund (the "Fund"), a new series of the Registrant.

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 132.

PROSPECTUS

1. COMMENT: Please confirm if the Fund expects to incur "interest, taxes, brokerage commissions, acquired fund fees and expenses, and/or extraordinary expenses" during the first year of operation. If so, please confirm such expenses will be reflected in the "Total Annual Fund Operating Expenses after Fee Reductions and/or Expense Reimbursements" in the fee table, per the exclusion to the expense limitation arrangement disclosed in footnote 2.

         RESPONSE: The Adviser has confirmed that the Fund does not expect to incur interest, taxes, brokerage commissions, acquired fund fees and expenses, and/or extraordinary expenses during its first year of operation.

2. COMMENT: In footnote 2 to the fee table, please state, if applicable, that the Board must approve the recapture of previously reduced fees or reimbursed expenses by the Adviser.

         RESPONSE: It is not required that the Board approve the recapture of previously reduced fees or reimbursed expenses by the Adviser. Therefore, the disclosure has been replaced with the following:

         In addition, if at any point it becomes unnecessary for the Adviser to reduce fees or make expense reimbursements, the Adviser may retain the difference between the Total Annual Fund Operating Expenses (less excluded expenses)and to recapture all or a portion of its fee reductions or expense reimbursements made during the preceding threeyear period during which this agreement was in place.

3. COMMENT: Please identify in the "Principal Investment Strategies" section what is included in "other debt instruments" in which the Fund may invest, as referenced in the following sentence: "In seeking to achieve its objective, the Fund, under normal circumstances, invests at least 80% of its net assets (plus any borrowings for investment purposes) in emerging market bonds and other debt instruments denominated in emerging market currencies."

         RESPONSE: The sentences related to the Fund's emerging markets bond investments have been replaced with the following:

         "In seeking to achieve its objective, the Fund, under normal circumstances, invests at least 80% of its net assets (plus any borrowings for investment purposes) in emerging market bonds denominated in emerging market currencies.

         The Fund's emerging market bond investments include debt securities issued by emerging market governments, their agencies and instrumentalities ("quasigovernmental") and emerging market corporate issuers, as well as Eurobonds and other debt securities issued by supranational organizations that are denominated in emerging markets currencies."

4. COMMENT: Please confirm whether the Fund will invest in derivatives as an alternative to investing directly in emerging markets bonds denominated in emerging markets currencies to satisfy the Fund's 80% test. If so, please confirm that the derivatives, specifically forward currency contracts and currency swaps, in which the Fund will invest, will be denominated in emerging market currencies.

         RESPONSE: The Fund will not use derivatives as an alternative to investing directly in emerging markets bonds denominated in emerging markets currencies to satisfy the Fund's 80% test. The prospectus disclosure has been revised accordingly.

5. Comment: Please confirm that the Fund's derivatives disclosure is consistent with the SEC Staff's letter to the Investment Company Institute dated July 30, 2010available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.
         regarding derivativesrelated disclosures of investment companies (the "ICI Letter").

         RESPONSE: The ICI Letter advises funds to reexamine their disclosures about derivatives in their registration statements and focus on the kinds of derivatives the fund actually uses or intends to use, the reasons for using them, and the risks anticipated from such derivatives usage.

         The Fund's "Principal Investment Strategy" identifies the type of derivatives in which the Fund invests and the purpose for such investment. The Fund's Derivatives Risk disclosure then specifically identifies and describes each type of derivative in which the Fund may invest, as well as the risks associated therewith. Accordingly, we believe the Fund's derivative disclosure is appropriately specific and consistent with the ICI Letter.

6. COMMENT: Please revise the first sentence in the second paragraph in the "Principal Investment Strategy" section to read as follows:

         "The Fund's investments include debt securities issued by emerging market governments, their agencies and instrumentalities
         ('quasigovernmental'), and emerging market corporate issuers."

         RESPONSE: The requested change has been made. Please see also Comment 3 above.

7. COMMENT: Please revise the third sentence of the second paragraph in the "Principal Investment Strategy" section to read as follows:

         "A company generally will be considered to be located in a particular emerging market country if it meets one or more of the following criteria: (i) the company is organized under the laws of and headquartered in, or maintains its principal place of business in, the country; (ii) during the company's most recent fiscal year, it derived at least 50% of its revenues or profits from goods or services produced or sold, investments made or services performed in the country; or
         (iii) the company has at least 50% of its assets in the country."

         RESPONSE:         The  requested  change  has  been  made.

8. COMMENT: Please confirm whether the Fund intends to invest 25% or more of its assets in a particular country. In the response letter, to the extent the Fund invests 25% or more of its assets in a particular country, please undertake to supplement the Fund's prospectus with additional information and risk disclosures pertaining to that country.

         RESPONSE: The Adviser has confirmed that the Fund does not intend to invest 25% or more of its assets in a particular country.

9. COMMENT: Please revise the last sentence in the second paragraph under "Principal Investment Strategy" to read as follows:

         "The Fund, however, will satisfy the less stringentasset diversification tests to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended."

         RESPONSE: The above sentence has been deleted.

10. COMMENT: Under the heading "Principal Risks," please change "Diversification Risk" to "NonDiversification Risk."

         RESPONSE: The requested change has been made.

11. COMMENT: Under the section "More Information about Risk," please identify which risks are principal and which are nonprincipal.

         RESPONSE: As such disclosure is not required, the requested change has not been made.

12. COMMENT: Please include disclosure pursuant to Item 9 of Form N1A in the prospectus.

         RESPONSE: General Instruction 3(a) to Form N1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." Information related to the Fund's principal investment strategies and risks in response to Items 4(a) and 4(b) of Form N1A has been included in the Fund's prospectus, and therefore, consistent with Form N1A instructions, such information is not repeated in response to Item 9.

13. COMMENT: Under "More Information about the Fund's Objective and Investments," please revise the first sentence of the third paragraph to read as follows:

         "This prospectus describes the Fund's principal investment strategies and principal risks, and the Fund will normally invest in the types of securities described in this prospectus."

         RESPONSE: The requested change has been made.

14. COMMENT: The Staff has a number of comments related to the "Related Performance Data" section. As a threshold question, please confirm the prospectus will include the "Related Performance Data" section.

         RESPONSE: The Adviser confirms that the prospectus will not include a "Related Performance Data" section.

15. COMMENT: Please clarify the "Buying or Selling Shares Through a Financial Intermediary" section to (i) distinguish between financial intermediaries who are authorized institutions and financial intermediaries who are not; and (ii) describe the implications of dealing with nonauthorized institutions.

         RESPONSE: The requested change has been made.

16. COMMENT: Please make conforming changes to the Institutional Class Shares prospectus based on the Staff's comments to the Investor Class Shares prospectus.

         RESPONSE: The requested changes have been made or responses have been provided where indicated above.

SAI

1. COMMENT: In the section "Securities Lending" in the SAI, please disclose, if true, that the Funds, with respect to cash collateral invested, will share any income with the collateral investment agent but will bear all of any losses.

         RESPONSE: The Adviser has confirmed that the Fund will not engage in securities lending, therefore the section "Securities Lending" has been removed from the SAI.

2. COMMENT: In the section "Securities Lending" in the SAI, in the excerpt below, please clarify that in most instances the Funds not only regain the right to vote securities, but will actually vote the securities.

                  (vi) voting rights on the loaned securities may pass to the borrower, provided, however, that if a material event adversely affecting the investment occurs, the Funds must terminate the loan and regain the right to vote the securities.

         RESPONSE: The section "Securities Lending" has been removed from the SAI. Please see response to SAI Comment 1, above.

3. COMMENT: In the discussion of concentration following the Funds' NonFundamental Policies, please revise the disclosure to state that concentration is defined as "investing more than 25% of an investment company's net assets in an industry or group of industries, with certain exceptions."

         RESPONSE: The requested change has been made.

4. COMMENT: In the discussion of borrowing following the Funds' NonFundamental Policies, please confirm that each Fund will not pledge, hypothecate or mortgage more than 33 1/3 % of its total assets.

         RESPONSE: The requested change has been made.

5. COMMENT: Please add a nonfundamental policy of the Fund to not purchase securities while the Fund has outstanding borrowings that exceed more than 5% of its assets or, alternatively, add risk disclosure to the prospectus or SAI regarding the use of leverage.

        RESPONSE: The following nonfundamental policy of the Fund has been added:

         "The Fund may not borrow money from a bank in an amount exceeding 33 1/3% of the value of its total assets, provided that, for purposes of this limitation, investment strategies that obligate the Fund to purchase securities, require the Fund to segregate assets, or otherwise require the Fund to cover or offset a position are not considered to be borrowing. Asset coverage of at least 300% is required for borrowings, except where the Fund has borrowed money, from any source, for temporary purposes in an amount not exceeding 5% of its total assets. The Fund will not purchase securities while its borrowing exceeds 5% of its total assets."


                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.


                                             Sincerely,

                                             /s/:  Beau  Yanoshik

                                             Beau  Yanoshik


cc:      Christopher D. Menconi, Esq.
         Dianne M. Sulzbach, Esq.